COOPERS                                            Coopers & Lybrand L.L.P.
& LYBRAND
                                                   a professional services firm



To the Board of Directors of the Plan Investment Fund, Inc.:

We have examined the investment accounts shown by the books and records of the Plan Investment Fund, Inc. (consisting of the Government/Repo, Money Market and Short-Term Portfolios) as of August 28, 1997. The date of our last similar examination was July 18, 1997. Our examination was performed in accordance with Rule 17f-2 of the Investment Company Act of 1940, as amended, and made without prior notice to the Fund. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on August 28, 1997, shown by the books and records audited by us, were held in book entry form by the Federal Reserve Bank or Depository Trust Company, or located at depositories or sub-custodians, or purchased but not received or out for transfer on that date, as to which we obtained confirmation from the depositories, sub-custodians, brokers or transfer agents, respectively, or performed other procedures as we considered necessary in the circumstances. No securities were in the possession of the custodian, PNC Bank, National Association on August 28, 1997.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of the Plan Investment Fund, Inc. taken as a whole.


[SIGNATURE]

COOPERS & LYBRAND L.L.P.


2400 Eleven Penn Center
Philadelphia, Pennsylvania
September 12, 1997




Coopers & Lybrand L.L.P. is a member of Coopers & Lybrand International, a limited liability association incorporated in Switzerland.

COOPERS                                            Coopers & Lybrand L.L.P.
& LYBRAND
                                                   a professional services firm




To the Board of Directors of the Plan Investment Fund, Inc.:

We have examined the investment accounts shown by the books and records of the Plan Investment Fund, Inc. (consisting of the Government/Repo, Money Market and Short-Term Portfolios) as of July 18, 1997. The date of our last similar examination was May 19, 1997. Our examination was performed in accordance with Rule 17f-2 of the Investment Company Act of 1940, as amended, and made without prior notice to the Fund. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on July 18, 1997, shown by the books and records audited by us, were held in book entry form by the Federal Reserve Bank or Depository Trust Company, or located at depositories or sub-custodians, or purchased but not received or out for transfer on that date, as to which we obtained confirmation from the depositories, sub-custodians, brokers or transfer agents, respectively, or performed other procedures as we considered necessary in the circumstances. No securities were in the possession of the custodian, PNC Bank, National Association on July 19, 1997.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of the Plan Investment Fund, Inc. taken as a whole.


[SIGNATURE]

COOPERS & LYBRAND L.L.P.


2400 Eleven Penn Center
Philadelphia, Pennsylvania
August 1, 1997




Coopers & Lybrand L.L.P. is a member of Coopers & Lybrand International, a limited liability association incorporated in Switzerland.

COOPERS                                            Coopers & Lybrand L.L.P.
& LYBRAND
                                                   a professional services firm




To the Board of Directors of the Plan Investment Fund, Inc.:

We have examined the investment accounts shown by the books and records of the Plan Investment Fund, Inc. (consisting of the Government/Repo, Money Market and Short-Term Portfolios) as of May 19, 1997. The date of our last similar examination was September 19, 1996. Our examination was performed in accordance with Rule 17f-2 of the Investment Company Act of 1940, as amended, and made without prior notice to the Fund. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on May 19, 1997, shown by the books and records audited by us, were held in book entry form by the Federal Reserve Bank or Depository Trust Company, or located at depositories or sub-custodians, or purchased but not received or out for transfer on that date, as to which we obtained confirmation from the depositories, sub-custodians, brokers or transfer agents, respectively, or performed other procedures as we considered necessary in the circumstances. No securities were in the possession of the custodian, PNC Bank, National Association on May 19, 1997.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of the Plan Investment Fund, Inc. taken as a whole.


[SIGNATURE]

COOPERS & LYBRAND L.L.P.


2400 Eleven Penn Center
Philadelphia,
May 29, 1997




Coopers & Lybrand L.L.P. is a member of Coopers & Lybrand International, a limited liability association incorporated in Switzerland.